Exhibit 99.2

THE CASH STORE FINANCIAL SERVICES INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the twelve and fifteen months ended September 30, 2011 and
September 30, 2010

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and management’s discussion and analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.  The consolidated financial statements and MD&A have been prepared by management in accordance with Canadian generally accepted accounting principles and include some amounts based on management’s best estimates and informed judgments.  When alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances.

The Cash Store Financial Services Inc. maintains a system of internal controls to provide reasonable assurance that transactions are properly authorized, financial records are accurate and reliable and the Company’s assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements.  The Board of Directors carries out its responsibility for the financial statements through its Audit Committee.  This Committee meets periodically with management and the independent external auditors to review the financial statements and the MD&A and to discuss audit, financial and internal control matters.  The Company’s independent external auditors have full and free access to the Audit Committee.  The Audit Committee is responsible for approving the remuneration and terms of engagement of the Company’s independent external auditors.  The consolidated financial statements have been subject to an audit by the Company’s internal auditors and the Company’s external auditors, KPMG LLP, in accordance with generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders.

The consolidated financial statements and MD&A have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized in note 1 of the notes to the consolidated financial statements.

Signed "Gordon J. Reykdal”	Signed "Nancy Bland”
Gordon J. Reykdal Chairman and Chief Executive Officer	Nancy Bland, CA Chief Financial Officer

November 16 2011
Edmonton, Alberta, Canada

KPMG LLP Chartered Accountants 10125 – 102 Street Edmonton AB T5J 3V8 Canada	Telephone Fax Internet	(780) 429-7300 (780) 429-7379 www.kpmg.ca

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of The Cash Store Financial Services Inc.

We have audited the accompanying consolidated financial statements of The Cash Store Financial Services Inc., which comprise the consolidated balance sheets as at September 30, 2011 and 2010, the consolidated statements of operations and comprehensive income, retained earnings, and cash flows for the year ended September 30, 2011 and the fifteen months ended September 30, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards.  With respect to the consolidated financial statements for the year ended September 30, 2011, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG LLP”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of The Cash Store Financial Services Inc. as at September 30, 2011 and 2010, and its consolidated results of operations and its consolidated cash flows for the year ended September 30, 2011 and the fifteen months ended September 30, 2010, in accordance with Canadian generally accepted accounting principles.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Cash Store Financial Services Inc.’s internal control over financial reporting as of September 30, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 16, 2011 expressed an unqualified opinion on the effectiveness of The Cash Store Financial Services Inc.’s internal control over financial reporting.

Signed “KPMG LLP”

Chartered Accountants

Edmonton, Canada
November 16, 2011

KPMG LLP Chartered Accountants 10125 – 102 Street Edmonton AB T5J 3V8 Canada	Telephone Fax Internet	(780) 429-7300 (780) 429-7379 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of The Cash Store Financial Services Inc.

We have audited The Cash Store Financial Services Inc.’s internal control over financial reporting as of September 30, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Cash Store Financial Services Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting included in Form 40-F for the year ended September 30, 2011. Our responsibility is to express an opinion on The Cash Store Financial Services Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG LLP”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Cash Store Financial Services Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of The Cash Store Financial Services Inc. as at September 30, 2011, and the consolidated statements of operations and comprehensive income, retained earnings, and cash flows for the year then ended, and our report dated November 2, 2011 expressed an unqualified opinion on those consolidated financial statements.

Signed “KPMG LLP”

Chartered Accountants

Edmonton, Canada
November 16, 2011

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(in thousands, except share and per share amounts)

	Year ended	Fifteen months ended
	September 30 2011	September 30 2010
REVENUE
Loan fees	$136,623	$170,659
Other income - Note 5	53,276	49,859
	189,899	220,518

EXPENSES
Salaries and benefits	77,136	84,614
Selling, general and administrative	31,691	32,550
Retention payments	26,786	28,167
Rent	19,074	18,553
Advertising and promotion	5,865	6,109
Provision for loan losses - Note 23	2,559	788
Depreciation of property and equipment	7,950	8,138
Amortization of intangible assets	965	923
Class action settlements - Note 13	3,206	2,915
	175,232	182,757

INCOME BEFORE INCOME TAXES	14,667	37,761

PROVISION FOR INCOME TAXES - NOTE 11
Current	6,157	11,196
Future (recovery)	(532)	101
	5,625	11,297

NET INCOME AND COMPREHENSIVE INCOME	$9,042	$26,464

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - Note 17
Basic	17,259,196	16,913,213
Diluted	17,663,380	17,522,246

BASIC EARNINGS PER SHARE
Net income and comprehensive income	$0.52	$1.56

DILUTED EARNINGS PER SHARE
Net income and comprehensive income	$0.51	$1.51

See accompanying notes to the consolidated financial statements

CONSOLIDATED BALANCE SHEETS
(in thousands)

	September 30	September 30
	2011	2010
ASSETS
Cash - Note 4	$19,291	$19,639
Other receivables - Note 5	12,575	9,940
Consumer loans receivable, net - Note 6	4,781	4,460
Prepaid expenses and other assets	4,370	2,135
Current future income taxes	1,516	614
	42,533	36,788

Long term receivable - Note 5	681	450
Deposits and other assets	857	684
Future income taxes - Note 11	2,468	2,381
Property and equipment - Note 8	25,589	24,986
Intangible assets - Note 9	10,578	10,648
Goodwill - Note 10	39,133	39,108
	$121,839	$115,045

LIABILITIES
Accounts payable and accrued liabilities - Note 12	$22,989	$17,027
Income taxes payable	138	2,116
Current portion of deferred revenue - Note 14	1,135	1,277
Current portion of deferred lease inducements	490	427
Current portion of obligations under capital leases - Note 15	659	961
	25,411	21,808

Deferred revenue - Note 14	4,976	5,916
Deferred lease inducements	1,082	1,039
Obligations under capital leases - Note 15	636	991
Future income taxes - Note 11	2,388	1,936
	34,493	31,690

SHAREHOLDERS' EQUITY
Share capital - Note 16	46,149	43,468
Contributed surplus - Note 18	4,178	3,981
Retained earnings	37,019	35,906
	87,346	83,355
	$121,839	$115,045

Commitments - Note 20
Contingencies - Note 21
Subsequent event - Note 25

Approved by the Board:

Signed "Gordon J. Reykdal"	Signed "J. Albert Mondor"
Director	Director

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands)

	Year ended	Fifteen months ended
	September 30 2011	September 30 2010
RETAINED EARNINGS, BEGINNING OF PERIOD	$35,906	$20,978
Dividends on common shares - Note 19	(7,929)	(9,120)
Shares repurchased - Note 16 (a)	-	(2,416)
Net income and comprehensive income for the period	9,042	26,464
RETAINED EARNINGS, END OF PERIOD	$37,019	$35,906

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended	Fifteen months ended
	September 30 2011	September 30 2010
Cash provided by (used in):

OPERATING ACTIVITIES
Net income	$9,042	$26,464
Items not affecting cash:
Depreciation of property and equipment	7,950	8,138
Amortization of intangible assets	965	923
Provision for loan losses - Note 23	2,559	788
Equity loss on investments - Note 7	-	540
Stock-based compensation - Note 18	786	1,098
Future income taxes (recovery)	(532)	101
	20,770	38,052
Change in non-cash operating items:
Other receivables and long-term receivables	(2,866)	(7,462)
Prepaid expenses, deposits and other assets	(2,408)	(841)
Income taxes receivable	-	150
Accounts payable and accrued liabilities	6,617	2,262
Income taxes payable	(1,978)	2,116
Deferred revenue	(1,082)	7,047
Deferred lease inducements	106	720
Cash generated by operating activities	19,159	42,044

INVESTING ACTIVITIES
Consumer loans receivable, net	(2,881)	(4,985)
Business acquisitions - Note 3	(25)	(5,276)
Cash restricted for class action facilitation - Note 4	(3,289)	1,532
Purchase of intangible assets	(895)	(2,648)
Purchase of property and equipment	(9,091)	(17,440)
Purchase of long-term investments	-	(360)
Cash used in investing activities	(16,181)	(29,177)

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(778)	(156)
Dividends paid on common shares - Note 19	(7,929)	(9,120)
Issuance of common shares	2,092	2,397
Shares repurchased	-	(3,336)
Cash used in financing activities	(6,615)	(10,215)

(DECREASE) INCREASE IN CASH	(3,637)	2,652
CASH, BEGINNING OF PERIOD	16,671	14,019
CASH, END OF PERIOD	$13,034	$16,671

Supplemental cash flow information:
Interest paid	$147	$210
Interest received	30	8
Income taxes paid (inclusive of tax refunds)	8,132	8,891

See accompanying notes to the consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Nature of Business

The Cash Store Financial Services Inc. (the “Company”) operates under two branch banners: The Cash Store Financial and Instaloans, who act as brokers and lenders to facilitate short-term advances and provide other financial services, to income-earning consumers. As at September 30, 2011, the Company operated 586 (2010 – 544) branches. The Company has operations in Canada and the United Kingdom.

The Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. who operates in the United States under the name "Cash Store."  The Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

Change in Fiscal Year

In 2010, the Company changed its fiscal year end from June 30 to September 30.  The fiscal year end change results in a 15 month comparative reporting period from July 1, 2009 to September 30, 2010.

Note 1 – Significant Accounting Policies

(a)	Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and differ in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP), as described in Note 27. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All significant inter-company balances and transactions have been eliminated.

All figures are presented in Canadian dollars, unless otherwise disclosed.

(b)	Use of Estimates

The preparation of the consolidated financial statements in conformity with Canadian and U.S. GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  Certain estimates, such as those related to allowance for consumer loan losses, property and equipment, goodwill and intangible asset, income taxes, accrued liabilities related to the class action lawsuits, depend upon subjective or complex judgments about matters that may be uncertain, and changes in those estimates could materially impact the consolidated financial statements.  Actual results could differ from those estimates made by management.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(c)	Business Combinations

The Company accounts for all business combinations using the acquisition method.  Acquisition related costs which include finder’s fees, advisory, legal, accounting, valuation, other professional or consulting fees, and administrative costs are expensed as incurred.

(d)	Revenue Recognition

Revenue arising from brokering short-term advances for customers is recognized once all services have been rendered, all advance amounts have been received by the customer, and the brokerage fee has been received by the Company.  Revenue from this source is recorded in Loan fees in the statement of operations.

Revenue arising from direct lending of short-term advances to customers is recognized on a constant yield basis ratably over the term of the related loan.

Revenue from the Company’s cheque cashing, money order sales, money transfer, bill payment services and other miscellaneous services is recognized when the transactions are completed at the point-of-sale in the branch and the related fee charged by the Company has been received.  Revenue from the Company’s banking and non-sufficient funds fees are recognized when collected.

Revenue from each of these sources is recorded in Other income in the statement of operations.

(e)	Retention payments

When the Company acts as a broker on behalf of income earning consumers seeking short-term advances, the funding of short-term advances is provided by independent third party lenders.  The advances provided by the third party lenders are repayable by the customer to the third party lenders and represent assets of the lenders; accordingly, they are not included on the Company’s balance sheet.

To facilitate the short term advance business, the Company has entered into written agreements with third party lenders who are prepared to consider lending to the Company’s customers.  Pursuant to these agreements, the Company provides services to the lenders related to the collection of documents and information as well as loan collection services. Under the terms of the Company’s agreements with third party lenders, responsibility for losses suffered on account of uncollectible loans rests with the third party lender, unless the Company has not properly performed its duties as set forth under the terms of the agreement.  The significant duties under the terms of the agreements generally include ensuring that any proposed loan was applied for through an authorized outlet, ensuring each potential customer meets the loan selection criteria as set forth by the third party lender prior to approval and release of funding, satisfying the documentation requirements in a full and timely manner, providing loan management services throughout the term of the loan, and providing collection services on behalf of the third party lender for all loans funded which are not paid in full by the due date, all of which while ensuring information system integrity is maintained. In the event the Company does not properly perform its duties and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(e)	Retention payments (continued)

The Company’s Board of Directors regularly approves a resolution which authorizes management to pay a maximum amount of retention payments per quarter to third party lenders as consideration to those lenders that continue to be willing to fund advances to the Company’s customers. While the third party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to lessen the impact of loan losses experienced by the third party lenders.  Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

(f)	Provision for Loan Losses

Loans in default consist of direct lending short-term consumer loans originated by the Company which are past due. The Company defines a past due or delinquent account whereby payment has not been received in full from the customer on or before the maturity date of the loan. A provision for loan losses is recorded when the Company no longer has reasonable assurance of timely collection of the full amount of principal and interest (included in loan fee). In determining whether the Company will be unable to collect all principal and interest payments due, the Company assesses relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to the Company, historical percentages of loans written off, current collection patterns and other current economic trends. The provision for loan losses reduces the carrying amount of consumer loan receivables to their estimated realizable amounts. The provision is primarily based upon models that analyze specific portfolio statistics, and also reflect, to a lesser extent, management judgement regarding overall accuracy.  The analytical model takes into account several factors, including the number of transactions customers complete and charge-off and recovery rate.   The provision is reviewed monthly, and any additional provision as a result of historical loan performance, current and expected collection patterns and current economic trends is included in the provision for the loan losses at that time. If the loans remain past due for an extended period of time, an allowance for the entire amount of the loan is recorded and the loan is ultimately written off. The Company’s policy for charging off uncollectible consumer loans is to write the loan off when a loan remains in default status for an extended period of time without any extended payment arrangements made, typically 210 days. Loans to customers who file for bankruptcy are written off upon receipt of the bankruptcy notice.

(g)	Stock Based Compensation

The Company has a stock based compensation plan, which is described in Note 16 (b). The Company accounts for all stock based compensation payments that are settled by the issuance of equity in accordance with a fair value-based method of accounting. Stock based compensation awards are recognized in the financial statements over the period in which the related services are rendered, which is usually the vesting period of the option, or as applicable, over the period to the date an employee is eligible to retire, whichever is shorter, with a corresponding increase recorded in contributed surplus. The fair value is calculated using the Black-Scholes option-pricing model. When options are exercised, the proceeds received by the Company, together with the amount in contributed surplus associated with the exercised options, are credited to share capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(h)	Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during each reporting period.  Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised, and that proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

(i)	Consumer Loans Receivable

Unsecured short-term and longer-term advances that the Company originates on its own behalf are reflected on the balance sheet in consumer loans receivable. Consumer loans receivable are reported net of a provision. In regulated jurisdictions, interest is charged on consumer loans commencing upon default; however, it is not recorded as income until payment is received in full or partially from the consumer.  In unregulated jurisdictions, interest is charged on consumer loans over the period of the loan and is recorded in income as it is earned.

(j)	Income Taxes

Income taxes are accounted for under the asset and liability method. Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

(k)	Long-term Investments

The Company applies the equity method of accounting for its investments in The Cash Store Australia Holdings Inc. and RTF Financial Holdings Inc. These investments are recorded at cost plus the Company’s share of net income or loss to date.

(l)	Property and Equipment

Property and Equipment are recorded at cost.  Depreciation is recorded using the rates and methods outlined in the table below.

	Rate	Method
Computer hardware	25%	Straight-line
Computer software	20%	Straight-line
Fixtures, furniture, and equipment	20%	Straight-line
Signs	20%	Straight-line
Buildings	4%	Straight-line
Vehicles	20%	Straight-line

Leasehold improvements are depreciated based on the straight-line basis over the shorter of the lease term, including renewal options that are reasonably assured and the estimated useful life of the asset.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(m)	Intangible Assets

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost.  The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their fair values.

Both internal and external costs incurred to purchase and develop computer software are capitalized after the preliminary project stage is completed and management authorizes the computer software project.

Intangible assets with finite useful lives are amortized over their estimated useful lives.  Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate that such assets might be impaired.

The amortization methods and estimated useful lives of intangible assets, which are reviewed annually, are as follows:

Customer list, contracts and relationships	Straight-line – 3 years
Computer software	Straight-line – 5 years
Non-compete agreements	Term of the agreements
Brand name	Indefinite life

(n)	Goodwill

Goodwill represents the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the business combination. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Goodwill is not amortized and is tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate it may be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it were the purchase price.

When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(o)	Accounting for the Impairment of Long-Lived Assets

Long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of a group of assets to the sum of future undiscounted cash flows expected to be generated from the use and eventual disposition of the group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the group of assets exceeds the fair value of the group of assets. Any assets to be disposed of by sale are reported at the lower of carrying amount or fair value less costs to sell. Such assets are not depreciated while they are classified as held-for-sale.

(p)	Deferred Revenue

The Company has entered into a long-term services contract for which the Company received advance payments. These advance payments are recorded as deferred revenue and recognized as revenue over the life of the contract.

(q)	Deferred Lease Inducements

The Company has received various inducements to lease space for its branches.  The inducements are amortized over the remaining terms of the respective leases and recorded as a reduction to rent expense.

(r)	Leases

Leases are classified as capital or operating depending upon the terms and conditions of the contracts. Obligations under capital leases are recorded as an asset with a corresponding liability. Asset values recorded under capital leases are depreciated on a straight-line basis over the estimated useful life. Obligations under capital leases are reduced by lease payments net of imputed interest. Computer and phone operating lease expenses are recorded in selling, general, and administrative expenses.  Branch leases are recorded in rent.

(s)	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, other receivables, consumer loans receivables less any allowance for loan losses, accounts payable and accrued liabilities, all of which are short-term in nature and their fair value approximates their carrying value. The fair value of obligations under capital leases carrying amounts are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk at year-end for similar terms and types of debt arrangements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 2 – Changes in Accounting Policies and Practices

There have been no changes in accounting policies and practices under Canadian GAAP that have impacted these annual consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards (IFRS)

The Accounting Standards Board of the Canadian Institute of Chartered Accountants previously announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (“IFRS”) for years beginning on or after January 1, 2011. However, National Instrument 52-107 allows Securities and Exchange Commission (“SEC”) registrants, such as the Company, to file financial statements with Canadian securities regulators that are prepared in accordance with U.S. GAAP. The Company has decided to adopt U.S. GAAP instead of IFRS as its primary basis of financial reporting commencing in fiscal 2012.

The decision to adopt U.S. GAAP was made to enhance communication with shareholders and improve the comparability of financial information reported with its U.S. based competitors and peer group.

Note 3 – Business Acquisitions

On October 16, 2010, the Company acquired all the business assets of Dash for Cash representing one branch in Manitoba for total cash consideration of $25 all of which was allocated to Goodwill. Dash for Cash operated in the short-term advances industry.

On April 26, 2010, the Company acquired all the business assets of 101019134 Saskatchewan Ltd. (EZ Cash), representing 14 branches in Saskatchewan, for total cash consideration of $4,476. EZ Cash operated in the short-term advances industry.

On September 1, 2009, the Company acquired all the business assets of Affordable Payday Loans (APL) representing eight branches in Ontario and two branches in Alberta for total cash consideration of $800.  Affordable Payday Loans operated in the short-term advances industry.

The combined purchase price allocation for the fifteen months ended September 30, 2010, is detailed in the following table below.

Net assets acquired at assigned values
Property and equipment	$36
Non-compete and other intangible assets	392
Goodwill	4,881
Accounts payable and accrued liabilities	(33)
$5,276

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 3 – Business Acquisitions (continued)

Revenues and earnings since the acquisitions date and pro-forma information as if the acquisitions were completed as of the dates described below, are as follows:

	2011		2010
	As reported (1)	Pro forma (2)	As reported (1)	Pro forma (2)
Operating revenues	$189,899	$189,899	$220,518	$226,540
Net income	9,042	9,042	26,464	27,578
Net income per Common Share
- Basic	0.52	0.52	1.56	1.63
- Diluted	$0.51	$0.51	$1.51	$1.59

(1) Operating revenues and net income for the year ended September 30, 2011, include $72 related to the acquisition of Dash into Cash and for the fifteen months ended September 30, 2010, include $4,627 and $854, respectively, in respect of the acquisitions of APL and EZ Cash.
(2) Pro forma amounts for the year ended September 30, 2011, reflect Dash into Cash as if it was acquired on October 1, 2010. Pro forma amounts for the fifteen months ended September 30, 2010, reflect APL and EZ Cash as if they were acquired on July 1, 2009.

The acquisition costs related to the business acquisitions are not significant. Goodwill related to the business acquisitions are 75% tax deductible.

Note 4 – Cash

The significant components of cash are as follows:

	2011	2010
Cash	$13,034	$16,671
Restricted cash	6,257	2,968
	$19,291	$19,639

Restricted cash includes $6,257 (2010 - $2,968) in funds to facilitate claims related to the British Columbia class action lawsuit settlement (Note 13 (b)).  Subsequent to year end, the total amount transferred to a third-party administrator was $6,257.

Approximately $3,611 (2010 - $2,697) was cash in transit as a result of pre-authorized debit, facilitated by a third-party.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 5 – Other Receivables and Other Income

(a)	Other Receivables

	2011	2010
Due from investee corporations	$61	$492
Due from suppliers	11,143	7,223
Other	2,052	2,675
	$13,256	$10,390

Due from Suppliers

Due from suppliers includes $11,143 (2010 - $7,223) of short term receivables from our main suppliers of bank accounts, debit and prepaid mastercard and insurance products that have occurred in the normal course of business.

Other

Amounts included in Other receivables are from the sale of a business and  amounts due in the normal course of business. Included with long-term receivables is an amount of $681 (2010 - $450).

(b)	Other Income

	2011	2010
Agency fee income	$46,809	$36,706
Other income	6,467	13,153
	$53,276	$49,859

Note 6 – Consumer Loans Receivable

	2011	2010
Short-term advances receivable	$6,799	$3,644
Term loans receivable	765	1,327
Allowance for consumer loan losses	(2,783)	(511)
	$4,781	$4,460

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 7 – Long-Term Investments

(a)	The Cash Store Australia Holdings Inc.

The Company owns 3,000,000 shares, or approximately 18.3% of the outstanding common shares of The Cash Store Australia Holdings Inc. (AUC) acquired at a price of $0.06 per share. The carrying amount of this investment is $nil (2010 - $nil).  Of the 3,000,000 common shares, 450,000 common shares are subject to escrow provisions that prevent the Company from selling these shares until the following dates:

Date	Percentage	Common Shares
March 8, 2012	15%	450,000

Included in selling, general, and administrative expenses is the Company’s share of AUC’s loss of $nil (2010 - $180).

(b)	RTF Financial Holdings Inc.

The Company owns 6,000,000 shares, or approximately 15.7%, of RTF Financial Holdings Inc. (RTF) acquired at a price of $0.06 per share. The carrying amount of this investment is $nil (2010 - $nil).

Included in selling, general, and administrative expenses is the Company’s share of RTF’s loss of $nil (2010 - $360).

Note 8 – Property and Equipment

	2011
		Accumulated	Net Book
	Cost	Depreciation	Value
Leasehold improvements	$28,887	$15,491	$13,396
Fixtures, furniture, and equipment	12,421	6,195	6,226
Computer hardware	6,463	3,596	2,867
Signs	7,533	4,670	2,863
Buildings	132	20	112
Vehicle	77	15	62
Land	51	-	51
Computer software	241	229	12
	$55,805	$30,216	$25,589

	2010
		Accumulated	Net Book
	Cost	Depreciation	Value
Leasehold improvements	$27,359	$13,509	$13,850
Fixtures, furniture, and equipment	11,578	5,475	6,103
Computer hardware	5,538	2,949	2,589
Signs	6,014	3,821	2,193
Buildings	132	15	117
Vehicle	75	4	71
Land	51	-	51
Computer software	242	230	12
	$50,989	$26,003	$24,986

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 8 – Property and Equipment (continued)

Depreciation expense for the twelve months ended September 30, 2011 includes a write off of property and equipment of $65 (2010 - $61).

Cost and accumulated depreciation of property and equipment as at September 30, 2011 included $13,866 of fully depreciated assets.

Assets under capital lease included above:

	2011
		Accumulated	Net Book
	Cost	Depreciation	Value
Computer hardware	$2,171	$1,163	$1,008
Fixtures, furniture and equipment	903	653	250
	$3,074	$1,816	$1,258

	2010
		Accumulated	Net Book
	Cost	Depreciation	Value
Computer hardware	$2,050	$1,064	$986
Fixtures, furniture and equipment	903	587	316
	$2,953	$1,651	$1,302

Depreciation of property and equipment for the twelve months ended September 30, 2011, includes $165 (2010 - $821) relating to assets under capital leases.

During the twelve months ended September 30, 2011, additions to property and equipment included $121 (2010 - $683) of assets that were acquired by means of capital lease and $nil (2010 - $47) of assets that were acquired by way of vehicle financing.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 9 – Intangible Assets

	2011
		Accumulated	Net Book
	Cost	Amortization	Value
Customer contracts, relationships, lists and other	$962	$917	$45
Non-compete agreements	507	249	258
Computer software	6,717	1,742	4,975
Brand name	5,300	-	5,300
	$13,486	$2,908	$10,578

	2010
		Accumulated	Net Book
	Cost	Amortization	Value
Customer contracts, relationships, lists and other	$952	$887	$65
Non-compete agreements	507	175	332
Computer software	5,832	881	4,951
Brand name	5,300	-	5,300
	$12,591	$1,943	$10,648

During the twelve months ended September 30, 2011, the Company acquired $nil in non-compete agreements (2010 - $330) and $nil in customer contracts, relationships, lists and other (2010 - $62) as part of the business acquisitions (Note 3).

Included in computer software are assets under development with a cost of $262 (2010 - $3,274). These assets have not been amortized in the twelve months ended September 30, 2011.

Cost and accumulated amortization of intangibles as at September 30, 2011 included $305 of fully amortized intangible assets.

Note 10 – Goodwill

	2011	2010
Balance, beginning of period	$39,108	$34,554
Goodwill acquired - Note 3	25	4,881
Disposal of goodwill	-	(327)
Balance, end of period	$39,133	$39,108

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 11 – Income Taxes

(a)	Provision for Income Taxes

The income tax provision differs from the amount that would be computed by applying the federal and provincial statutory income tax rates of 28.0% (2010 – 29.1%) to income as a result of the following:

	2011	2010
Income before income taxes	$14,667	$37,761
Computed tax expense at statutory income tax rates	$4,107	$11,011
Change in enacted tax rates	(31)	(1)
Adjustment for prior year immaterial errors	1,180	-
Stock-based compensation	206	319
Permanent differences and other	163	(32)
Total income tax provision	$5,625	$11,297

(b)	Future Income Taxes

The tax effects that give rise to significant portions of the future income tax assets and liabilities are presented below:

	2011	2010
Future income tax assets:
Current:
Accrued liability for class action settlements and other temporary differences	$1,078	$614
Loan loss provision	438	-
	$1,516	$614
Non-current:
Losses available to be carried forward	193	-
Property and equipment, intangible assets and goodwill	320	192
Deferred lease inducements	308	381
Deferred revenue	1,647	1,808
	$2,468	$2,381
Future income tax liabilities:

Property and equipment, intangible assets and goodwill	$(2,388)	$(1,936)

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible.  Based upon management assessment, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.  The amount of the future income tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 12 – Accounts Payable and Accrued Liabilities

	2011	2010
Trade accounts payable and accrued liabilities	$6,937	$5,733
Class action settlements Note 13 (a), (b), (c), and (d)	4,185	2,153
Accrued salaries and benefits	2,808	2,725
Amounts due to third party lenders	8,487	5,647
Other	572	769
	$22,989	$17,027

The amounts due to third party lenders reflects funds made available by lenders but not yet advanced to customers, any liability under the lending agreement, including any paid retention payments, as well as loan repayment and interest amounts collected from customers. Amounts due to third party lenders are non-interest bearing, unsecured and have no specified repayment terms.

Note 13 – Class Action Settlements

(a)	Ontario and the rest of Canada with the exception of British Columbia and Alberta

On April 13, 2004, a legal proceeding was commenced against The Cash Store Financial and Instaloans Inc., by Thompson McCutcheon (the “Plaintiff”), a customer.  The Plaintiff obtained an order pursuant to the Class Proceedings Act, 1992, S.O. 1992 c.6 (the “Class Proceeding Act”), as amended, certifying the action as a class proceeding and appointing him as the representative of the class.  The Plaintiff asserted that the defendants were in breach of the Criminal Code of Canada and the Fair Trading Act as the aggregate of all charges, including interest, broker fees and card fees, was in excess of those allowed by law.  The Statement of Claim stated that the members of the Class would seek to recover all amounts charged, collected or received by the defendants at a criminal rate of interest and/or at an excessive rate, as well as damages, costs and interest.

On December 2, 2008, the Ontario Superior Court of Justice certified the class action lawsuit as a class proceeding under the Act, and granted approval of the settlement that had been agreed to between the Company and the representative Plaintiff on behalf of the Class. The settlement does not constitute any admission of liability by The Cash Store Financial.

Under the terms of the settlement, the Company is to pay to the class a minimum of $750 and a maximum of $1,500 in cash and a minimum of $750 and a maximum of $1,500 in credit vouchers to those customers of The Cash Store Financial and Instaloans, exclusive of Alberta and British Columbia, who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are fully transferable and have no expiry date. Based on our estimate of the rate of take-up of the available cash and vouchers, a total provision of $2,010 was previously recorded to cover the estimated costs of the settlement, including legal fees and other costs.  During the year ended June 30, 2009, the Company paid the legal fees and costs of the class. On August 6, 2009, the claims process was concluded and we issued $750 in vouchers and $750 in cheques to the class members as full and final satisfaction of all claims. As at September 30, 2011, the remaining accrual is $46 (2010 - $52).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 13 – Class Action Settlements (continued)

(b)	British Columbia

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all Payday Loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customers’ third-party lenders added to the claim.  On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against The Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005.  Collectively, the above actions are referred to the “British Columbia Related Actions”.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle.  The settlement has been approved by the Court. The settlement does not constitute any admission of liability by The Cash Store Financial.

Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the Payday Loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount of $9,400 in cash and $9,400 in credit vouchers. Thus, the estimated maximum exposure with respect to this settlement is approximately $18.8 million including approved legal expenses.  The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, the Company is to pay the legal fees and costs of the class. Based on the Company’s estimate of the rate of take-up of the available cash and credit vouchers, an expense of $10,921 to date has been recorded to cover the estimated costs of the settlement, including legal fees of the Class and costs to administer the settlement fund.  The Company increased the provision by $3,206 for the twelve months ended September 30, 2011 (2010 - $2,915) as a result of new information being received. It is possible that additional settlement costs could be required in the future. As at September 30, 2011, the remaining accrual is $4,039 (2010 - $2,001).    Subsequent to year end the administration of the settlement fund was transferred to a third-party based on a court approved order.  The total amount transferred was $6,257.

(c)	Alberta

The Company has been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Code (the interest rate provision) and certain provincial consumer protection statutes.

The certification motion has been pending since fiscal 2006 and has not yet been heard.  On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain of our customers’ third-party lenders, directors and officers added to the Claim.

The Company has agreed to a motion to certify the class proceeding if the third party lenders, officers and directors are removed as defendants.   Class counsel has agreed to the Company’s proposal.

The Company believes that it conducted its business in accordance with applicable laws and is defending the action vigorously.  As at September 30, 2011, a total of $100 (2010 - $100) has been accrued.  However, the likelihood of loss, if any, is not determinable at this time.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 13 – Class Action Settlements (continued)

(d)	Manitoba

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench by Scott Meeking against The Cash Store Financial and Instaloans proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who elect to claim in Manitoba and who obtained a payday loan from The Cash Store Financial or Instaloans.  The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada.

The Company conducts business in accordance with applicable laws and is defending the action vigorously.  Further it will be maintained that most of the proposed class members are bound by the judgment in the settlement of the Ontario class action in 2008, as approved by the Ontario Superior Court of Justice and that accordingly the action should be dismissed.  However, the likelihood of loss, if any, is not determinable at this time.

Note 14 – Deferred Revenue

	2011	2010
Current	$1,135	$1,277
Long-term	4,976	5,916
	$6,111	$7,193

On September 1, 2010, the Company entered into an agreement with Ria Financial Services, a division of Euronet Worldwide Inc. (NASDAQ: EEFT), to supply money transfer services across the Company’s network of The Cash Store Financial and Instaloans branches in Canada.

The Company received a $7,000 signing bonus, which will be recognized into revenue over the next seven years, which is the length of the agreement.

Note 15 – Obligations under Capital Leases

The Company has financed certain office furniture, equipment, and printers by entering into capital leasing and financing arrangements.

	2011
	Aggregate	Less Imputed
	Due	Interest	Net
Various leases - repayable in monthly instalments totalling $57 including imputed interest ranging from nil - 19.8%; due to mature between 2012 - 2015; secured by leased assets with an aggregate
carrying amount of $1,258.	$1,421	$126	$1,295
Less current portion	761	102	659
	$660	$24	$636

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 15 – Obligations under Capital Leases (continued)

	2010
	Aggregate	Less Imputed
	Due	Interest	Net
Various leases - repayable in monthly instalments totalling $59 including imputed interest ranging from nil - 19.8%; due to mature between 2011 - 2014; secured by leased assets with an aggregate carrying amount of $1,302. Included in leases is a one time payment
of $368 due in 2011.	$2,167	$215	$1,952
Less current portion	1,081	120	961
	$1,086	$95	$991

The capital lease repayments are due as follows:

	Aggregate	Less Imputed
	Due	Interest	Net
2012	$749	$90	$659
2013	433	40	393
2014	233	13	220
2015	27	4	23
	$1,442	$147	$1,295

During the twelve months ended September 30, 2011, the Company incurred interest charges related to capital leases in the amount of $147 (2010 - $179).  These have been included in selling, general, and administrative expenses.

Note 16 – Share Capital

(a)	Issued share capital

	2011		2010
	Number of Shares	Amount	Number of Shares	Amount
Authorized:
Unlimited common shares with no par value
Issued:
Balance, beginning of period	17,085,727	$43,468	16,959,492	$40,222
Transfer from contributed surplus for stock options exercised - Note 18	-	572	-	1,769
Options exercised	183,487	939	514,034	2,397
Warrants exercised	150,000	1,170	-	-
Shares repurchased	-	-	(387,799)	(920)
Balance, end of period	17,419,214	$46,149	17,085,727	$43,468

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 16 – Share Capital (continued)

(a)	Issued share capital (continued)

For the year ended September 30, 2011, the Company did not purchase and subsequently cancel any common shares (2010 – 387,799 common shares at a cost of $3,336).

(b)	Options to Employees and Directors

The Company has an incentive stock option plan for certain employees, officers and directors.  Options issued under the plan have vesting terms that vary depending on date granted and other factors.  All stock options must be exercised over specified periods not to exceed five years from the date granted.

	2011		2010
	Total Options	Weighted	Total Options	Weighted
	for Shares	Average Price	for Shares	Average Price
Outstanding, beginning of year	1,019,322	$8.07	1,128,356	$4.72
Granted	155,000	12.96	460,000	12.18
Exercised	(183,487)	5.12	(514,034)	4.66
Expired	(10,000)	5.52	-	-
Forfeited	(1,667)	8.80	(55,000)	5.69
Outstanding, end of year	979,168	9.42	1,019,322	8.07
Exercisable, end of year	505,832	$6.84	321,644	$5.00

At September 30, 2011, the range of exercise prices, the weighted average exercise price, and weighted average remaining contractual life are as follows:

		Weighted
		Average	Weighted
	Number	Remaining	Average	Number
Fiscal Year Granted	Outstanding	Term	Exercise Price	Exercisable
2008	238,600	14 mos.	$3.81	238,600
2009	169,733	30 mos.	6.65	124,735
2010	415,835	40 mos.	12.45	142,497
2011	155,000	58 mos.	12.96	-
	979,168	35 mos.	$9.42	505,832

The fair value of common share options is estimated at the grant date using the Black-Scholes option pricing model based on the following weighted average assumptions:

	2011	2010
Risk free interest rate	1.6%	1.7%
Expected life (years)	3	3
Expected volatility	39.0%	52.8%
Expected dividends	3.7%	3.4%

The weighted average grant-date fair value of options granted was estimated at $2.72 (2010 - $3.46) per option.

The Company is authorized to issue an additional 1,868,167 equity share options under its existing stock option plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 16 – Share Capital (continued)

(c)	Warrants to outside agents

	2011		2010
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, beginning of year	150,000	$7.80	150,000	$7.80
Issued	nil	nil	nil	nil
Exercised	150,000	7.80	nil	nil
Expired	nil	nil	nil	nil
Balance, end of year	nil	nil	150,000	$7.80
Exercisable for shares, end of year	nil	nil	150,000	$7.80

On May 14, 2009, the Company entered into an agreement for the exclusive financing services of a financing agent. In consideration of providing these financial advisory and agency services, non-transferrable warrants up to a total of 150,000 common shares in the Company were issued at a strike price of $7.80 per share expiring on May 14, 2011.  On April 26, 2011, the Company received $1,170 of proceeds related to the 150,000 warrants being exercised by the financing agent.

Note 17 – Per Share Amounts

Basic net income per common share is calculated by dividing net income attributable to common shares by the total weighted average common shares outstanding during the period. Diluted net income per common share is calculated to give effect to share option awards and warrants.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income attributable to common shares equaled diluted income attributable to common shares for all periods presented.

	2011	2010
Basic total weighted average common shares outstanding	17,259,196	16,913,213
Effect of dilutive securities
Share option awards	369,345	459,033
Warrants	34,839	150,000
Diluted total weighted average common shares outstanding	17,663,380	17,522,246

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 18 – Contributed Surplus

For stock options granted to certain employees, officers and directors after July 1, 2002, the Company records compensation expense using the fair value method.  Compensation costs are recognized over the vesting period as an increase to stock-based compensation expense, which has been recorded in selling, general, and administrative expenses, with a corresponding increase to contributed surplus. When options are exercised, the fair-value amount in contributed surplus is credited to share capital.

	2011	2010
Balance at beginning of period	$3,981	$4,652
Stock options exercised	(589)	(1,769)
Stock-based compensation expense	786	1,098
	$4,178	$3,981

Note 19 –Dividends

	2011
		Paid to
	Declared effective	shareholders	Total
Dividend per Common Share
Dividend $0.10	December 6, 2010	December 21, 2010	$1,710
Dividend $0.12	February 7, 2011	February 21, 2011	2,062
Dividend $0.12	May 9, 2011	May 24, 2011	2,084
Dividend $0.12	August 10, 2011	August 25, 2011	2,073
Dividend	N/A	N/A	-
			$7,929

	2010
	Declared effective	Paid to shareholders	Total
Dividend per Common Share
Dividend $0.14	September 9, 2009	September 24, 2009	$2,342
Dividend $0.10	October 28, 2009	November 26, 2009	1,676
Dividend $0.10	February 10, 2010	February 25, 2010	1,694
Dividend $0.10	May 11, 2010	May 26, 2010	1,701
Dividend $0.10	August 11, 2010	August 26, 2010	1,707
			$9,120

The Company reviews its dividend distribution policy on a quarterly basis, evaluating its financial position, profitability, cash flow and other factors the Board of Directors considers relevant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 20 – Commitments

(a)	Lease Commitments

The Company is committed to future minimum annual operating lease payments for office and branch premises, which expire through 2022.

Aggregate Lease
Payments
2012	$20,425
2013	18,900
2014	15,183
2015	10,395
2016	5,042
Thereafter	16,548
$86,493

(b)	New Branch Openings and Additional Lease Commitments

Subsequent to the year-end, the Company has committed to leases for five additional Cash Store Financial and Instaloans locations.  The additional minimum annual lease payments required for the next five years, including these five leases and thereafter are as follows:

	Additional Lease	Aggregate Lease
	Payments	Payments
2012	$162	$20,587
2013	202	19,102
2014	202	15,385
2015	202	10,597
2016	202	5,244
Thereafter	1,299	17,847
	$2,269	$88,762

Note 21 – Contingencies

(a)	Legal Proceedings

The Company has been served in prior fiscal periods with Statements of Claim issued in Alberta alleging that the Company is in breach of s. 347 of the Criminal Code (the interest rate provision) and certain provincial consumer protection statutes.  One of the claims is in respect of payday loans and the certification motion has been pending since fiscal 2006. The other Alberta claim is in respect of title loans in which the Company has agreed to a motion to certify the class proceeding if the lenders, officers and directors are removed as defendants.  Class counsel has agreed to our proposal. The Company believes that it conducts its business in accordance with applicable law and is defending each of the actions vigorously. However, the likelihood of loss if any is not determinable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 21 – Contingencies (continued)

(a)	Legal Proceedings (continued)

The Company is also involved in other claims related to the normal course of operations.  Management believes that it has adequately provided for these claims.

(b)	Branch Operations

When the Company acts as a broker on behalf of consumers seeking short term advances, the funding of the advances is provided directly to the customers by independent third party lenders. The Company has entered into written business arrangements with a number of third party lenders that are prepared to consider lending to customers. Pursuant to these agreements, services related to the collection of documents and information as well as loan collection services are provided to the third party lenders. The agreements also provide that the third party lenders are responsible for losses suffered as a result of uncollectible loans provided the required duties under the terms of the agreements have been properly performed by the subsidiaries. In the event the duties are not properly performed and the lenders make a claim as required under the agreement, the subsidiaries may be liable to the lenders for losses they have incurred.  The Company’s contingent risk is the balance of the third party lenders loan portfolio which totalled approximately $104,581 as at September 30, 2011 (2010 - $109,082).

To date, no claims have been made by the third party lenders and no payments have been made or accrued by the subsidiaries pursuant to this clause in the agreements. Risk is managed through compliance with the loan limits, procedures and selection criteria established by the lenders.

Note 22 – Related Party Transactions

(a)	The Cash Store Australia Holdings Inc.

The Company provides administrative services to The Cash Store Australia Holdings Inc. The Company entered into an interim services agreement with AUC to provide ongoing services such as financial and accounting support, contracts administrative services, and the use of the Company’s information technology and telecommunication systems. Included in selling, general, and administrative expenses is a recovery of $363 (2010 - $362) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount.

The Company has a $16 (2010 - $7) receivable from AUC. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. The receivable was repaid subsequent to year-end.

(b)	RTF Financial Holdings Inc.

The Company provides administrative services to RTF Financial Holdings Inc. The Company entered into an interim services agreement with RTF to provide ongoing services such as financial and accounting support and contracts administrative services. Included in selling, general, and administrative expenses is a recovery of $240 (2010 - $120) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 22 – Related Party Transactions

(b)	RTF Financial Holdings Inc. (continued)

The Company has a $45 (2010 - $485) receivable from RTF. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. The receivable was repaid subsequent to year-end.

Note 23 – Financial Instruments and Risk Management

(a)	Classification of Financial Instruments

The Company has made the following classifications: cash as held-for-trading, other receivables and consumer loans receivable as loans and receivables, and accounts payable and accrued liabilities and obligations under capital leases as other financial liabilities.

(b)	Fair Values

The fair values of financial instruments are determined with respect to the hierarchy that prioritizes the input to fair value measurement. In the absence of an active market, the Company determines fair value by using valuation techniques that refer to observable market data or estimated market prices. Fair values are inherently judgmental, thus the estimated fair values do not necessarily reflect amounts that would be received or paid in case of immediate settlement of these instruments. The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The carrying value of other receivables, consumer loans receivable net, accounts payable and accrued liabilities approximate their fair values due to the relatively short-term nature of these balances. The fair value of obligations under capital leases are determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk at year-end for similar terms and types of arrangements.    Based on estimates, the fair-value of the Company’s obligation under capital lease as at September 30, 2011 and 2010 are not significantly different than their carrying value.

The hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of fair value hierarchy based on the reliability of inputs are as follows:

•	Level 1 – inputs are unadjusted quoted prices of identical instruments in active markets.
•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 – inputs used in a valuation technique are not based on observable market data in determining fair values of these instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 23 – Financial Instruments and Risk Management (continued)

(b)	Fair Values (continued)

The Company has segregated all financial assets and liabilities that are measured at fair value into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. Cash is the only financial instruments valued using Level 1 inputs (quoted market prices). There were no financial instruments categorized in Level 2 (valuation techniques using observable market inputs) and Level 3 (valuation techniques using non-observable market inputs) as at September 30, 2011.

(c)	Risk Management

The Company is exposed to a number of financial risks in the normal course of its business operations, including market risks resulting from fluctuations in interest rates, as well as credit and liquidity risks. The nature of the financial risks and the Company’s strategy for managing these risks has not changed significantly from the prior period.

Market risk is the risk of loss that results from changes in market factors such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets, and contract portfolios.

Overall, the Company’s Board of Directors has responsibility for the establishment and approval of the Company's risk management policies. To manage the exposure to changes in market risk, management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company's operating activities. The following summarizes the types of market price risks to which the Company is exposed, and the risk management instruments applied to mitigate them. The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts. The Company does not currently use derivative financial instruments to manage its market risks and does not hold or issue derivative financial instruments for trading or speculative purposes.

(i)	Currency Risk

The Company is exposed to currency risk due to operations in the United Kingdom; however, the majority of operations are in Canada and as such this risk is not considered significant to the Company.

(ii)	Interest Rate Risk

The Company does not have any variable interest bearing obligations; therefore, the
Company’s exposure to interest rate fluctuations relative to financial instruments is minimal.

(iii)	Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counter-party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash, other receivables, consumer loans receivable, and long-term receivable. The maximum amount of credit risk exposure is limited to the carrying amount of the balances disclosed in these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 23 – Financial Instruments and Risk Management (continued)

(c)	Risk Management (continued)

(iii)	Credit Risk (continued)

The best representation of the Company’s maximum exposure (excluding tax effects) to credit risk, which is a worst case scenario and does not reflect results expected by the Company, is as set out in the following table:

	2011	2010
Cash - Note 4	$19,291	$19,639
Other receivables - Note 5	12,575	9,940
Consumer loans receivable, net - Note 6	4,781	4,460
Long-term receivable - Note 5	681	450
	$37,328	$34,489

Cash: Credit risk associated with cash is minimized substantially by ensuring that these financial assets are placed with reputable Canadian financial institutions that have been accorded strong investment grade ratings by a primary rating agency.

Other receivables: Other receivables includes amounts owing to the Company from various parties. Included within other receivables are amounts of $11,143 whereby a significant portion is owed by two different parties and as such, these balances represent a concentration of credit risk to the Company. For such parties, the Company trades with entities that are assessed as being credit worthy and the Company maintains an ongoing review of their credit status. The balance of other receivables is owed by a large number of parties that individually owe amounts to the Company that are not significant in value as at September 30, 2011.

Consumer loans receivable:  The Company also directly lends to its customers and has no significant concentration of credit risk with any particular individual related to short-term advances.

Credit risk relates to the possibility of default of payment on the Company’s consumer loans receivable. The Company performs on-going credit evaluations, and reviews the aging of the receivable, payment history and other factors, and it establishes a provision for loan losses when it is determined that a loan is impaired.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 23 – Financial Instruments and Risk Management (continued)

(c)	Risk Management (continued)

(iii)	Credit Risk (continued)

The following table presents an analysis of the age of consumer loans receivable as of September 30, 2011.

	2011	2010
Consumer loans receivable, net of allowance for consumer loan losses
Current	$2,176	$3,410
1-30 days past due date	856	992
31-60 days past due date	531	306
61-90 days past due date	417	119
Greater than 90 days past due date	3,584	144
Consumer loans receivable	7,564	4,971
Allowance for consumer loan losses	(2,783)	(511)
	$4,781	$4,460

The Company makes significant estimates in respect of the allowance for consumer loan losses.  Historical information is considered when determining whether past-due accounts should be provided for and the same factors are considered when determining whether to write off amounts charged to the allowance against the consumer loans receivable.

The following table presents a summary of the activity related to the Company’s allowance for consumer loan losses.

	2011	2010
Balance, beginning of period	$511	$49
Provisions made during the period	2,559	788
Write-offs during the period	(287)	(326)
Balance, end of period	$2,783	$511

(iv)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third party lenders to advance to the Company’s customers.  The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results.  The Company’s principal sources of cash are funds from operations, which the Company believes will be sufficient to cover its normal operating and capital expenditures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 23 – Financial Instruments and Risk Management (continued)

(c)	Risk Management (continued)

(iv)	Liquidity Risk (continued)

The maximum exposures to liquidity risk are represented by the carrying amount of accounts payable and accrued liabilities, and obligations under capital leases, which is approximately $24,920. This amount is made up of the following:

	Contractual Cash
	Carrying Amount	Flows	Less Than 1 Year	1-3 Years
Accounts payable and accrued liabilities	$22,989	$22,989	$22,989	$-
Obligations under capital leases (including interest)	1,295	1,421	761	660
	$24,284	$24,410	$23,750	$660

Note 24 – Management of Capital

The Company’s objective when managing capital is to provide a return to its shareholders by fairly pricing its services with the associated level of risk while being able to sufficiently fund future growth initiatives.  The Company defines capital that it manages as the aggregate of its shareholders’ equity, which is comprised of share capital, contributed surplus and retained earnings.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestures, as well as capital and operating budgets.

The Company sets the amount of capital in proportion to risk and manages the capital structure and makes adjustments to it based on economic or regulatory changes.  In order to maintain or modify the capital structure, the Company may seek additional sources of capital.  The Company has limited reliance on debt facilities and is not subject to any restrictive covenants.

The Company’s capital management objectives, policies and procedures were unchanged since the prior year-end.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 25 – Subsequent Event

On November 16, 2011, the Company declared a quarterly dividend of $0.12 per common share. The dividend is payable on December 14, 2011, to shareholders of record on November 29, 2011.

Note 26 – Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period. Specifically, certain amounts  previously recorded within Selling, general and administrative expense have been reclassified to Other income for all periods presented.

Note 27 – U.S. GAAP Reconciliation

The Company prepares its consolidated financial statements in accordance with Canadian GAAP, which conforms from a recognition and measurement perspective in all material aspects applicable to the Company with U.S. GAAP for the periods presented. Presentation differences and additional disclosures required under U.S. GAAP are as follows:

(A)	Consolidated Statements of Cash Flows

Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operating activities before changes in non-cash operating items in the consolidated statements of cash flows. U.S. GAAP does not permit this subtotal to be included in the consolidated statements of cash flows.

(B)	Long- Term Investments

U.S. GAAP requires the Company to disclose the aggregate quoted market value of long-term investments, which is not required under Canadian GAAP.

(a) The Cash Store Australia Holdings Inc.

The Company accounts for the investment under the equity method of accounting as it has significant influence over strategic operating, investing and financing activities due to board representation and management involvement in day to day operations. The difference between the carrying amount of the investment and the underlying equity in net assets of the investee is not significant. The aggregate quoted market value of this investment is $2,700.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 27 – U.S. GAAP Reconciliation (continued)

(b) RTF Financial Holdings Inc.

The Company accounts for the investment under the equity method of accounting as it has significant influence over strategic operating, investing and financing activities due to board representation and management involvement in day to day operations. The difference between the carrying amount of the investment and the underlying equity in net assets of the investee is not significant. No aggregate quoted market value of the investment exists as RTF is not publicly traded.

(C)	Intangible Assets

The estimated aggregate annual amortization expense for the next five years for intangible assets subject to amortization is as follows:

Fiscal year ending September 30	2012	2013	2014	2015	2016
Amortization expense for intangible assets	$2,260	$2,214	$804	$-	$-

(D)	Income Taxes

Under Canadian GAAP, the tax effects of temporary differences are referred to as future income taxes. Under U.S. GAAP, the tax effects of temporary differences are referred to as deferred income taxes.

The Company has a tax loss carry forward in the amount of $689.

The Company currently does not have any unrecognized tax benefits. The Company’s tax positions for 2008 to present in Canada remain subject to examination by tax authorities.  The Company’s tax position for the current fiscal year in the United Kingdom remains subject to examination by tax authorities.

(E)	Accounts Payable and Accrued Liabilities

U.S. GAAP requires the Company to disclose components of accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in trade accounts payable and accrued liabilities within Note 12 as at September 30, 2011, were $4,097 (2010 - $2,749).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 27 – U.S. GAAP Reconciliation (continued)

(F)	Stock Based Compensation

U.S. GAAP requires the Company to disclose nonvested share options, which is not required under Canadian GAAP. A summary of the status of the Company's nonvested share options as of September 30, 2011, and the changes during the fifteen months ended September 30, 2010, is presented below:

	2011		2010
	Total Options	Weighted	Total Options	Weighted
	for Shares	Average Price	for Shares	Average Price
Nonvested, beginning of period	697,678	$9.48	661,991	$4.70
Granted	155,000	12.96	460,000	12.18
Vested	(377,675)	7.53	(374,313)	4.85
Forfeited	(1,667)	8.80	(50,000)	5.71
Nonvested, end of period	473,336	$12.17	697,678	$9.48

The total intrinsic value of options exercised during the twelve months ended September 30, 2011, was $1,593 (2010 - $3,610).  The total fair value of options that vested during the twelve months ended September 30, 2011, was $1,346 (2010 - $996).

As at September 30, 2011, and September 30, 2010, the aggregate intrinsic value of options outstanding was $1,610 and $7,635, respectively, while the aggregate intrinsic value of the options that are currently exercisable was $1,521 and $3,322, respectively.

As at September 30, 2011, there was $1,125 of total unrecognized compensation costs related to non-vested stock options. The Company expects to recognize this expense over a weighted average period of 1.8 years.

For the twelve months ended September 30, 2011, the total cash received for stock options exercised totaled $939 (2010 - $1,725).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 27 – US GAAP Reconciliation (continued)

(G)	Financial Instruments

Valuation Techniques:

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments:

	2011		2010
	Carrying
	Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Cash	$19,291	$19,291	$19,639	$19,639
Other receivables	12,575	12,575	9,940	9,940
Consumer loans receivable	4,781	4,781	4,460	4,460
Long term receivable	$681	$681	$450	$450
Financial Liabilities
Accounts payable and accrued liabilities	$22,989	$22,989	$17,027	$17,027
Obligations under capital leases	$1,295	$1,295	$1,952	$1,952

(H)	Recent United States Accounting Pronouncements

In 2010, FASB amended ASC Topic 310 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” The ASC significantly expands existing disclosures about the credit quality of financing receivables and their allowance for credit losses. The ASC affects all entities with financing receivables, excluding short-term trade accounts receivable or receivables measured at fair value or lower of cost and fair value. This section is effective for interim and annual reporting periods ending on or after December 15, 2010. The adoption of the provisions of ASC Topic 310 did not have a material impact on the Company’s consolidated financial statements.

In 2010, FASB issued ASU 2010-13, “Effect of Denominating the Exercise Price of a Share-Based Award in the Currency of the Market in Which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force (Issue No. 09-J).” The Task Force reached a consensus that an employee share-based payment with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade should be considered an equity classified award assuming all other criteria for equity classification are met. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning, on or after December 15, 2010.  The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In December 2010, FASB issued ASU 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2010. The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE TWELVE AND FIFTEEN MONTHS ENDED SEPTEMBER 30, 2011 AND SEPTEMBER 30, 2010

(in thousands, except share and per share amounts)

Note 27 – US GAAP Reconciliation (continued)

(H)	Recent United States Accounting Pronouncements (continued)

In December 2010, FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”. The objective of this Update is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The Task Force reached a consensus that if an entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. This ASU is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In May 2011, FASB issued ASU 2011-04 “Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs.”  This ASU was issued concurrently with IFRS 13, Fair Value Measurements, to provide largely identical guidance about fair value measurement and disclosure requirements. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13. The Company is required to apply the ASU prospectively for interim and annual periods beginning after December 15, 2011. Early adoption is not permitted. In the period of adoption, a reporting entity will be required to disclose a change, if any, in valuation technique and related inputs that result from applying the ASU and to quantify the total effect, if practicable.  The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In June 2011, FASB issued ASU 2011-05 “Comprehensive Income: Presentation of Comprehensive Income.”  This ASU increases the prominence of other comprehensive income in financial statements. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment.  The amended guidance will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards.  This guidance will be effective for the Company’s fiscal year ending September 30, 2012, with early adoption permitted.  The Company has determined that this new guidance will not have a material impact on its consolidated financial statements.